

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 29, 2008

via U.S. mail and facsimile

Mr. James Lowe
Chief Financial Officer
SPDR GOLD TRUST
c/o World Gold Trust Services, LLC
444 Madison Avenue, 3rd Floor
New York, New York 10022

>   **Re: SPDR GOLD TRUST**
>   **Form 10-K for Fiscal Year Ended September 30, 2007**
>   **Filed November 23, 2007**
>   **File No. 1-32356**

Dear Mr. Lowe:

    We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed November 23, 2007

General

1.   At each place that you refer to the seven year fee reduction period, revise to disclose the actual date of termination or expiration.

Exhibits

2. We refer you to Instruction 1 to Item 601 of Regulation S-K. It appears that you endeavor to incorporate by reference a number of exhibits that were filed in incomplete form in prior filings with the Commission. As Instruction 1 makes clear, you may not incorporate by reference such incomplete versions of the documents. Accordingly, please amend to file the final, complete version of each such exhibit that is incomplete.

3. We note your disclosure on page 43 regarding United States Federal Tax Consequences and the statement that the conclusions presented are the opinion of Carter Ledyard & Milburn LLP. To the extent the Form 10-K serves as a Section 10(a)(3) update to your previously filed registration statements, or if you otherwise incorporate it by reference in other filings which require the filing of consents as exhibits, please include counsel's consent as an exhibit to the Form 10-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        J. Madison